Exhibit 99.1

W.P. STEWART & CO., LTD.

                                                           Contact: Fred M. Ryan

                       W.P. STEWART & CO., LTD. ANNOUNCES
                        APPOINTMENT TO BOARD OF DIRECTORS

25 February 2004
Hamilton, Bermuda

W.P. Stewart & Co., Ltd. announced today that Angus S. King, Jr. has been appointed to the Board of Directors of the Company, effective immediately.

Mr. King is currently Of Counsel to the law firm of Bernstein, Shur, Sawyer and Nelson and is affiliated with Leaders, LLC, a mergers and acquisitions firm, both groups being headquartered in Portland, Maine. Mr. King is also a Distinguished Lecturer at Bowdoin College in Brunswick, Maine.

Governor of the State of Maine from 1995-2003, Mr. King was first elected as an independent candidate in the 1994 election, and then re-elected in 1998 by one of the largest margins in Maine history. Prior to this, Mr. King was in the private practice of law from 1975-1983 with the firm Smith, Loyd and King in Brunswick, Maine; hosted and co-produced public affairs programming on Maine PBS stations for thirteen years; was employed for six years as the Vice President and Chief Counsel in Portland, Maine for the Swift River-Hafslund Company. From 1989 to 1994 he served as the President of Northeast Energy Management, Inc., a company that he founded.

Mr. King obtained a B.A. from Dartmouth College in Hanover, New Hampshire and an LL.B. from the University of Virginia Law School in Charlottesville, Virginia.

William P. Stewart, Chairman and Chief Executive Officer of W.P. Stewart & Co., Ltd., stated: "I am delighted to welcome Angus to the Board of Directors. His business acumen and knowledge of corporate governance will be of great benefit to the company."

W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company's shares are listed for trading on the New York Stock Exchange (NYSE: WPL) and on the Bermuda Stock Exchange (BSX: WPS).

For more information, please visit the Company's website at http://www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com .

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             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda
           Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda